June 14, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Bel Fuse Inc.
Registration Statement on Form S-3
File No. 333-218663

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement (the "Registration Statement"), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Bel Fuse Inc. (the "Company") hereby requests that the above-mentioned Registration Statement be declared effective by the Securities and Exchange Commission (the "Commission") at 9:00 a.m., Eastern Time, on June 16, 2017, or as soon thereafter as practicable.

Please call Laura R. Kuntz of Lowenstein Sandler LLP at 973-597-2398 to confirm the effectiveness of the Registration Statement or with any questions that you may have.

Very truly yours,

BEL FUSE INC.

By:_/s/Craig Brosious____________
       Name:  Craig Brosious
       Title:  Vice President of Finance

206 Van Vorst Street Jersey City, NJ 07302 USA	T 201.432.0463 belfuse.com